Exhibit 99.3

Consolidated Financial Statements

Transition Therapeutics Inc.

For the three and six-month periods ended December 31, 2010

(Unaudited)

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

	December 31, 2010		June 30, 2010

	$		$
ASSETS
Current
Cash and cash equivalents [note 5]		16,062,052		16,570,033
Short term investments [note 5]		5,007,363		10,507,822
Due from Elan Pharma International Limited [note 3]		8,951,400		—
Due from Eli Lilly and Company [note 4]		1,286		52,815
GST and other receivables		116,031		72,686
Investment tax credits receivable		254,862		206,313
Prepaid expenses and deposits		234,420		549,218

Total current assets		30,627,414		27,958,887
Property and equipment, net		546,398		605,637
Intangible assets [note 6]		19,942,734		21,095,002

Total assets		51,116,546		49,659,526

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities		1,822,723		1,236,470
Due to Elan Pharma International Limited [note 3]		272,143		853,933

Total current liabilities		2,094,866		2,090,403
Deferred revenue [note 3]		—		20,719,750
Leasehold inducement		51,444		57,160

Total liabilities		2,146,310		22,867,313

Commitments [note 9]
Shareholders’ equity
Common shares		160,498,537		160,498,537
Contributed surplus		11,218,552		4,800,368
Stock options		3,142,682		7,337,480
Deficit		(125,889,535)		(145,844,172)

Total shareholders’ equity		48,970,236		26,792,213

		51,116,546		49,659,526

See accompanying notes

On behalf of the Board:

Tony Cruz Director	Christopher Henley Director

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(in Canadian dollars)

	Six-month period ended December 31, 2010 $	Six-month period ended December 31, 2009	Three-month period ended December 31, 2010	Three-month period ended December 31, 2009 $
REVENUES
Licensing fees [notes 3 and 4]	29,671,150	1,292,264	29,671,150	987,828

	29,671,150	1,292,264	29,671,150	987,828

EXPENSES
Research and development	4,516,039	6,623,021	2,222,451	3,546,952
General and administrative	3,992,078	3,027,553	2,651,149	1,584,103
Amortization	1,214,021	1,388,319	543,894	696,648
Impairment of intangible assets [note 6]	—	1,124,945	—	1,124,945
Foreign exchange loss	86,134	919,166	19,705	142,410
Gain on disposal of property and equipment	—	(5,666)	—	(12,888)

	9,808,272	13,077,338	5,437,199	7,082,170

Income (loss) before the following:	19,862,878	(11,785,074)	24,233,951	(6,094,342)
Interest income, net	91,759	115,986	50,849	38,715

Net income (loss) and comprehensive income (loss) for the year	19,954,637	(11,669,088)	24,284,800	(6,055,627)

Basic and diluted net income (loss) per common share [note 7[b]]	0.86	(0.50)	1.05	(0.26)

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the six-month period ended December 31, 2010 and year ended June 30, 2010

(in Canadian dollars)

	Number of Common Shares	Share Capital		Contributed Surplus		Stock Options		Deficit		Total Shareholders’ Equity
	#	$		$		$		$		$
Balance, June 30, 2009	23,215,160		160,471,098		4,640,163		5,325,644		(126,535,262)		43,901,643

Stock options exercised, expired or cancelled	2,439		27,439		160,205		(171,619)		—		16,025
Stock-based compensation expense [note 7[c]]	—		—		—		2,183,455		—		2,183,455
Net loss and comprehensive loss for the year ended June 30, 2010	—		—		—		—		(19,308,910)		(19,308,910)

Balance, June 30, 2010	23,217,599		160,498,537		4,800,368		7,337,480		(145,844,172)		26,792,213

Stock options exercised, expired or cancelled [note 7[c]]	—		—		5,027,667		(5,027,667)		—		—
Stock-based compensation expense [note 7[c]]	—		—		1,390,517		832,869		—		2,223,386
Net and comprehensive income for the six-month period ended December 31, 2010	—		—		—		—		19,954,637		19,954,637

Balance, December 31, 2010	23,217,599		160,498,537		11,218,552		3,142,682		(125,889,535)		48,970,236

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

	Six-month period ended December 31, 2010 $	Six-month period ended December 31, 2009 $	Three-month period ended December 31, 2010 $	Three-month period ended December 31, 2009 $
OPERATING ACTIVITIES
Net income (loss) for the period	19,954,637	(11,669,088)	24,284,800	(6,055,627)
Add (deduct) items not involving cash:
Amortization of:
property and equipment	67,469	89,737	33,772	49,739
intangible assets	1,152,268	1,304,298	512,980	649,766
leasehold inducement	(5,716)	(5,716)	(2,858)	(2,858)
Impairment of intangible assets [note 6]	—	1,124,945	—	1,124,945
Stock-based compensation expense [note 7[c]]	2,223,386	1,119,098	1,805,070	540,645
Gain on disposal of property and equipment	—	(5,666)	—	(12,888)
Unrealized foreign exchange (gain) loss	—	123,226	—	78,783
Accrued interest on short term investments	(7,363)	(36,382)	(7,363)	86,182
Deferred revenue recognized	(20,719,750)	(1,292,264)	(20,719,750)	(987,828)
Provision for lease termination	—	(109,825)	—	—
Net change in operating assets and liabilities [note 8]	(8,672,504)	(431,590)	(9,064,393)	326,974

Cash used in operating activities	(6,007,573)	(9,789,227)	(3,157,742)	(4,202,167)

INVESTING ACTIVITIES
Maturity of short-term investments	41,055,875	47,860,940	16,996,157	21,658,953
Purchase of short-term investments	(35,471,552)	(34,648,815)	(13,946,572)	(16,017,060)
Purchase of property and equipment	(8,230)	(10,335)	(690)	(3,688)
Proceeds on disposal of property and equipment	—	24,978	—	19,378

Cash provided by investing activities	5,576,093	13,226,768	3,048,895	5,657,583

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net	—	16,025	—	3,627

Cash provided by financing activities	—	16,025	—	3,627

Impact of foreign exchange on cash and cash equivalents	(76,501)	(375,357)	(37,595)	(66,023)

Net increase (decrease) in cash and cash equivalents during the period	(507,981)	3,078,209	(146,442)	1,393,020
Cash and cash equivalents, beginning of period	16,570,033	14,479,987	16,208,494	16,165,176

Cash and cash equivalents, end of period [note 5]	16,062,052	17,558,196	16,062,052	17,558,196

See accompanying notes

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the June 30, 2010 annual consolidated financial statements. These interim consolidated financial statements have been prepared using the same accounting principles used in the annual audited consolidated financial statements for the year ended June 30, 2010. A reconciliation of the consolidated financial statements to generally accepted accounting principles applied in the United States is contained in note 13.

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. [“Waratah”] and Transition Therapeutics (USA) Inc.

All material intercompany transactions and balances have been eliminated on consolidation.

2.	RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”. The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. These changes are effective for business combinations occurring on or after January 1, 2011, and will only be applicable in the event that the Company has a business combination.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”. These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

CICA EIC 175, Multiple-Deliverable Revenue Arrangements

This pronouncement provides an alternative method for determining the selling price of deliverables. This guidance eliminates the residual method of allocating arrangement consideration and requires expanded qualitative and quantitative disclosures. EIC 175 is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after January 1, 2011 and early adoption is permitted. The Company is evaluating the effects of adopting this new standard.

3.	GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (“Elan”) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer’s disease.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition will receive from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. The Company has recorded $8,951,400 (US$9,000,000) as revenue during the three-month period ended December 31, 2010. The payment of US$9 million was received in January, 2011.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan. In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005 (AZD-103). Accordingly, during the three-month period ended December 31, 2010, the Company has recognized the previously deferred amount of $20,719,750 (US$20,000,000) as revenue which represents the total of up-front and milestone payments received from Elan since the initiation of the agreement.

At December 31, 2010, under the terms of the agreement, the Company owes Elan $272,143 for the Company’s final share of costs incurred during the three-month period ending December 31, 2010 relating to the Phase II clinical trial and open label extension study [June 30, 2010 - $853,933]. This amount has been recorded as a liability at December 31, 2010 and will be paid during the three-month period ending March 31, 2011.

4.	LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

(a)

On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

(b)

On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223. Under the terms of the agreement, during the fourth quarter of fiscal 2008, Transition received a US$7 million up-front payment, which was initially recorded as deferred revenue and has been recognized as revenue on a systematic basis as the profitability of the collaboration arrangement was reasonably estimated. During fiscal 2010, the Company recognized $1,292,264 of the deferred revenue as revenue during the six-month period ended December 31, 2009. Costs incurred in respect of this agreement during the comparative six-month period ended December 31, 2009 were $614,846 and were recorded in research and development in the consolidated statements of loss and comprehensive loss.

On September 17, 2010, the Company announced that a clinical study of gastrin analogue TT-223 in combination with a Lilly proprietary GLP-1 analogue in patients with type 2 diabetes did not meet its efficacy endpoints. Given these findings, there will be no further development of TT-223.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

5.	CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term investments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The weighted average rate of return on these funds at December 31, 2010 was 0.6% [June 30, 2010 – 0.4%].

Short term investments consist of a Bank of Montreal GIC in the amount of $5,007,363 at December 31, 2010 [June 30, 2010 – $10,507,822] with an effective interest rate of 1.25% that matures on November 18, 2011.

Cash and cash equivalents consist of the following:

	December 31, 2010 $	June 30, 2010 $
Cash	10,560,836	11,505,222
Cash equivalents	5,501,216	5,064,811

	16,062,052	16,570,033

6.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31, 2010		Net book value $
	Cost $	Accumulated amortization $
Technology and patents acquired from Protana	4,412,594	4,412,594	—
Technology, products and patents acquired from ENI	16,135,399	5,607,519	10,527,880
Patent portfolio	386,000	376,000	10,000
Compounds acquired from NeuroMedix	11,085,259	2,691,868	8,393,391
License acquired from Lilly (note 4)	1,055,900	44,437	1,011,463

	33,075,152	13,132,418	19,942,734

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

	June 30, 2010		Net book value $
	Cost $	Accumulated amortization $
Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Technology and patents acquired from Protana	4,412,594	4,159,981	252,613
Technology, products and patents acquired from ENI	16,135,399	5,113,776	11,021,623
Patent portfolio	386,000	366,000	20,000
Compounds acquired from NeuroMedix	11,085,259	2,322,354	8,762,905
Compounds, technology and patents acquired from Forbes	1,131,280	1,131,280	—
License acquired from Lilly (note 4)	1,055,900	18,039	1,037,861

	74,006,349	52,911,347	21,095,002

The amortization to be taken on intangible assets by fiscal year is as follows:

$
2011 (balance of the fiscal year)	899,642
2012	1,779,296
2013	1,779,296
2014	1,779,296
2015	1,779,296
Thereafter	11,925,908

19,942,734

The amortization of all intangible assets relates to the research and development efforts of the Company.

During the three-month comparative period ended December 31, 2009, management suspended indefinitely the development of the compounds, technology and patents acquired from Forbes. As a result, management did not expect any future cash flows arising from the intangible assets acquired from Forbes. Accordingly, the intangible assets were written down to their estimated fair value of nil and an impairment loss of $1,053,446 was recognized. During the same comparative period the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an additional impairment loss of $71,499 being recognized during the quarter. The total impairment loss recognized during the three and six-month period ended December 31, 2009 was $1,124,945.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

7.	SHARE CAPITAL

[a]	Authorized

At December 31, 2010, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b]	Common shares outstanding during the period

The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the three and six-month periods ended December 31, 2010 is 23,137,691 [six-month period ended December 31, 2009 – 23,136,437; three-month period ended December 31, 2009 – 23,137,499].

The outstanding options to purchase common shares of 1,125,712 [three-month period ended December 31, 2009 – 2,030,127] are not included in the calculation of diluted earnings per share. Dilutive earnings per share reflect the dilutive effect of the exercise of all options (whether fully vested or not) where the exercise price of the stock option was below the average market price for the three and six-month period ended December 31. As the average market price was below the exercise price in the three and six-month period ended December 31, 2010 and losses were reported in the three and six-month periods ended December 31, 2009, there is no dilutive effect of options.

[c]	Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, June 30, 2009	2,059,036	5,325,644	10.94
Stock options issued	40,000	—	3.42
Stock options exercised	(2,439)	(11,414)	6.57
Stock options expired	(12,221)	(86,591)	10.80
Stock options forfeited or cancelled	(14,249)	(73,614)	10.28
Stock based compensation expense	—	2,183,455	—

Stock options outstanding, June 30, 2010	2,070,127	7,337,480	10.80
Stock options issued [i]	210,000	—	3.50
Stock options exercised [ii]	—	—	—
Stock options expired [iii]	(93,860)	(586,510)	9.69
Stock options forfeited or cancelled [iv]	(1,060,555)	(4,441,157)	13.59
Stock based compensation expense	—	832,869	—

Stock options outstanding, December 31, 2010	1,125,712	3,142,682	6.90

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

[i]	The fair value of the stock options issued during the six-month period ended December 31, 2010 is $453,600 [six-month period ended December 31, 2009 – nil].

[ii]

During the six-month period ended December 31, 2010, no stock options were exercised. In the six-month period ended December 31, 2009, 2,439 stock options were exercised with a recorded value of $11,414 and resulted in cash proceeds to the Company of $16,025.

[iii]

During the six-month period ended December 31, 2010, 93,860 stock options expired unexercised [six-month period ended December 31, 2009 – 12,221]. These expired stock options had a fair value of $586,510 which has been reclassified to contributed surplus [six-month period ended December 31, 2009 –$86,591].

[iv]

During the six-month period ended December 31, 2010, the Company’s management team voluntarily forfeited 1,060,555 options; 799,453 of these options were vested and the remaining 261,102 were unvested. These forfeited options had a fair value of $5,831,674, of which $4,441,157 has previously been expensed and $1,390,517 has been included in stock option expense during the three and six-month periods ended December 31, 2010.

In the six-month period ended December 31, 2009, 14,249 stock options were forfeited. These forfeited stock options had a fair value of $73,614 and all of these stock options were vested at the time of forfeiture.

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at December 31, 2010 are $7,766,482 [June 30, 2010 - $22,353,269].

8.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

	Six-month period ended December 31, 2010 $	Six-month period ended December 31, 2009 $	Three-month period ended December 31, 2010 $	Three-month period ended December 31, 2009 $
Due from Lilly	51,529	479,182	—	738,647
GST and other receivables	(43,345)	(179,750)	(31,668)	(73,871)
Investment tax credits receivable	(48,549)	190,548	(47,604)	171,048
Prepaid expenses and deposits	314,798	(110,028)	170,863	(220,809)
Accounts payable and accrued liabilities	586,253	(387,183)	466,565	(89,451)
Due to/from Elan	(9,533,190)	(424,359)	(9,622,549)	(198,590)

	(8,672,504)	(431,590)	(9,064,393)	326,974

Supplemental cash flow information
Interest paid	—	—	—	—

Income tax paid	—	—	—	—

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

9.	COMMITMENTS

As at December 31, 2010, the Company is committed to aggregate expenditures of $9,000 under its collaboration agreements [June 30, 2010 -$6,000]. In addition, at December 31, 2010, the Company is committed to aggregate expenditures of approximately $1,426,000 [June 30, 2010 - $555,000] for clinical and toxicity studies to be completed during fiscal 2011 and approximately $862,000 [June 30, 2010 - $561,000] for manufacturing agreements.

10.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the six-month period ended December 31, 2010 are from one partner, Elan Pharma International Limited, a company based in Ireland. All revenues recognized during the six-month comparative period ended December 31, 2009 are from one partner, Lilly, a company based in the United States of America.

11.	CAPITAL MANAGEMENT AND LIQUIDITY RISK

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements since inception primarily through share issuances and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three-month period ended September 30, 2010 from the previous fiscal year.

The Company has filed a short form base shelf prospectus which may be utilized to raise up to US$75 million, the proceeds from which would be used to fund current and future clinical development programs. The shelf prospectus is effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

12.	FOREIGN EXCHANGE RISK

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk.

Balances in foreign currencies at December 31, 2010 and June 30, 2010 are approximately:

	December 31, 2010 US$	June 30, 2010 US$
Cash and cash equivalents	1,086,964	2,790,726
Due from Lilly	1,250	49,610
GST and other receivables	3,170	—
Accounts payable and accrued liabilities	(744,032)	(347,552)
Due from (to) Elan, net	8,726,379	(802,116)

	9,073,731	1,690,668

Fluctuations in the US dollar exchange rate may potentially have a significant impact on the Company’s results of operations. At December 31, 2010, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, net income and comprehensive income for the six-month period ended December 31, 2010 would have decreased by approximately $139,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, net income and comprehensive income for the period would have increased by approximately $139,000.

13.	CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) RECONCILIATION

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States (“U.S.”), differs from that applied in Canada:

(a)	Consolidated statements of income (loss) and comprehensive income (loss):

The following table reconciles net income (loss) as reported in the accompanying consolidated statements of income (loss) and comprehensive income (loss) for the three and six-month periods ended December 31, 2010 and 2009 that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

	Six-month period ended December 31, 2010 $	Six-month period ended December 31, 2009 $	Three-month period ended December 31, 2010 $	Three-month period ended December 31, 2009 $
Net income (loss) in accordance with Canadian GAAP	19,954,637	(11,669,088)	24,284,800	(6,055,627)
Reversal of amortization of acquired technologies (d)	911,651	948,334	450,343	471,781
Reversal of impairment of intangible assets (d)	—	1,124,945	—	1,124,945
Adjustment to stock-based compensation expense for estimated forfeitures and application of the fair value method to prior years’ stock options (e)	124,930	96,672	62,183	12,400

Net income (loss) and comprehensive income (loss) for the period in accordance with U.S. GAAP	20,991,218	(9,499,137)	24,797,326	(4,446,501)

The following table details the computation of U.S. GAAP basic and diluted income (loss) per share:

	Six-month period ended December 31, 2010 $	Six-month period ended December 31, 2009 $	Three-month period ended December 31, 2010 $	Three-month period ended December 31, 2009 $
Net income (loss) and comprehensive income (loss) attributable to common shareholders:
Basic and diluted	20,991,218	(9,499,137)	24,797,326	(4,446,501)

Weighted average shares: Basic and diluted	23,137,691	23,136,437	23,137,691	23,137,499

Net income (loss) and comprehensive income (loss) per share:
Basic and diluted	0.91	(0.41)	1.07	(0.19)

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

(b)	Consolidated statements of changes in shareholders’ equity:

Shareholders’ equity under U.S. GAAP is as follows:

	Common shares		Additional paid-in capital $	Deficit $	Total shareholders’ equity $
	Number	Amount $

Balance June 30, 2009	23,215,160	161,142,177	8,759,153	(148,775,720)	21,125,610

Exercise of stock options	2,439	27,439	(11,414)	—	16,025
Stock-based compensation	—	—	1,929,551	—	1,929,551
Net loss and comprehensive loss for the year	—	—	—	(17,123,358)	(17,123,358)

Balance June 30, 2010	23,217,599	161,169,616	10,677,290	(165,899,078)	5,947,828
Stock-based compensation	—	—	2,098,456	—	2,098,456
Net income and comprehensive income for the six-month period ended December 31, 2010	—	—	—	20,991,218	20,991,218

Balance December 31, 2010	23,217,599	161,169,616	12,775,746	(144,907,860)	29,037,502

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

(c)	Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at December 31, 2010 and June 30, 2010:

	December 31, 2010		June 30, 2010
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Assets:
Current:
Cash and cash equivalents	16,062,052	16,062,052	16,570,033	16,570,033
Short term investments	5,007,363	5,007,363	10,507,822	10,507,822
Due from Elan	8,951,400	8,951,400	—	—
Due from Lilly	1,286	1,286	52,815	52,815
GST and other receivables	116,031	116,031	72,686	72,686
Investment tax credits receivable	254,862	254,862	206,313	206,313
Prepaid expenses and deposits	234,420	234,420	549,218	549,218

	30,627,414	30,627,414	27,958,887	27,958,887
Property and equipment, net	546,398	546,398	605,637	605,637
Intangible assets (d)	19,942,734	10,000	21,095,002	250,617

	51,116,546	31,183,812	49,659,526	28,815,141

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

	December 31, 2010		June 30, 2010
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable (g)	—	—	—	—
Accrued liabilities (g):
Research contracts	991,392	991,392	437,116	437,116
Professional services	443,780	443,780	230,655	230,655
Payroll and vacation	324,477	324,477	281,165	281,165
Facility closure	26,306	26,306	65,778	65,778
Capital tax and other	36,768	36,768	221,756	221,756

	1,822,723	1,821,245	1,236,470	1,236,470
Due to Elan	272,143	273,621	853,933	853,933

	2,094,866	2,094,866	2,090,403	2,090,403
Deferred revenue	—	—	20,719,750	20,719,750
Leasehold inducement	51,444	51,444	57,160	57,160

	2,146,310	2,146,310	22,867,313	22,867,313

Shareholders’ equity:
Common shares	160,498,537	161,169,616	160,498,537	161,169,616
Contributed surplus	11,218,552	10,659,077	4,800,368	4,240,893
Stock options	3,142,682	2,116,669	7,337,480	6,436,397
Deficit	(125,889,535)	(144,907,860)	(145,844,172)	(165,899,078)

	48,970,236	29,037,502	26,792,213	5,947,828

	51,116,546	31,183,812	49,659,526	28,815,141

(d)	Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company’s acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Accounting Standards Codification “ASC” Topic 730, Accounting for Research and Development Costs. Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

During the six and three-month periods ended December 31, 2010, the Company recorded $240,617 and $62,636 in amortization expense relating to intangible assets capitalized under U.S. GAAP [six and three-month periods ended December 31, 2009 - $355,964 and $177,979, respectively]. The weighted average amortization period for the intangible assets recorded under U.S. GAAP is six months. The Company expects to recognize amortization expense relating to intangible assets recorded under U.S. GAAP in the amount of $5,000 during the three-month period ended March 31, 2011.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

(e)	Stock-based compensation:

Under Canadian GAAP, the Company has adopted a policy of recognizing forfeitures as they occur. Under U.S. GAAP forfeitures must be estimated in advance. The impact of estimating forfeitures in advance resulted in a $124,930 and $62,183 net reduction in compensation expense compared to Canadian GAAP for the six and three-month periods ended December 31, 2010, respectively [six and three-month periods ended December 31, 2009 - $96,672 and $12,400, respectively].

(f)	Income taxes:

ASC Topic 740, Accounting for Uncertainty in Income Taxes, creates a single model to address accounting for uncertainty in tax positions. Topic 740 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. Topic 740 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Topic 740 is effective for fiscal years beginning after December 15, 2006. The Company adopted Topic 740 during fiscal 2008 and the adoption had no material impact on the Company’s financial position, results of operations and cash flows.

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. U.S. GAAP does not permit the use of substantively enacted rates. For the three and six-month periods ended December 31, 2010 and 2009, no differences were identified between substantively enacted rates and enacted rates. Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under Canadian GAAP. On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP. This difference results in an additional future tax asset under U.S. GAAP. Due to uncertainties as to the realization of the Company’s net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to nil.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery under US GAAP for the six month period is as follows:

	December 31, 2010 $	December 31, 2009 $
Taxes payable (recovery) at combined federal and provincial rates of 32.50% (2009 – 32.50%)	6,822,146	(3,087,220)
Non-deductible permanent differences:
Stock-based compensation	681,998	332,288
Other permanent and non-deductible items	1,448	2,240
Future tax assets (recognized) not recognized for accounting	(7,505,592)	2,752,692

	—	—

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(in Canadian dollars)

(g)	Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accounts payable and accrued liabilities include accruals of $1,822,723 and $1,236,470 respectively as at December 31, 2010 and June 30, 2010. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

(h)	Cost of revenue:

U.S. GAAP requires that costs of $272,143 and $853,933 for the three and six-month periods ending December 31, 2010 respectively, relating to the Elan collaboration agreement be separately disclosed as costs of services in the consolidated statement of income (loss) and comprehensive income (loss).

For the three and six-month comparative periods ending December 31, 2009, the Company incurred costs of $304,436 and $614,846 relating to the Lilly collaboration agreement. These costs are required to be separately disclosed as costs of services in the consolidated statement of income (loss) and comprehensive income (loss).

(i)	Recent U.S. accounting pronouncements:

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and was effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition—Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 was effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.